SEC 1745 (02-02)	Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0145
Washington, D.C. 20549	Expires: December 31, 2005
SCHEDULE 13G	Estimated average burden hours per response. . 11

Under the Securities Exchange Act of 1934
(Amendment No.    2)*

Finisar Corporation

(Name of Issuer)

Common Stock, par value $0.001

(Title of Class of Securities)

31787A101

(CUSIP Number)

December 31, 2002

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]	Rule 13d-1(b)
[ ]	Rule 13d-1(c)
[ X ]	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 31787A101

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Frank H. and Wynnette L. Levinson 1998 Revocable Trust

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	N/A [ ]
	(b)	[ ]

3.	SEC Use Only

4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power -0-

	6.	Shared Voting Power 40,281,879(1)

	7.	Sole Dispositive Power -0-

	8.	Shared Dispositive Power 40,281,879(1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 40,281,879(1)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ X ] (2)

11.	Percent of Class Represented by Amount in Row (9) 20.0%

12.	Type of Reporting Person (See Instructions) IN

(1)  Frank H. Levinson and Wynnette Levinson, as trustees of the Frank H. and Wynnette L. Levinson 1998 Revocable Trust and owners of Seti Trading Co., may be deemed to beneficially own the shares of common stock of the issuer.

(2)  2,654,618 shares of the issuer held by the Irrevocable Trust of Frank H. and Wynnette L. Levinson dated 1999, 3,975,000 shares held by trusts for the children of Frank H. and Wynnette Levinson, and 200,000 shares held directly by adult children of  Frank H. and Wynnette Levinson are disclaimed from beneficial ownership pursuant to Rule 13d-4.

Item 1.
	(a)	Name of Issuer Finisar Corporation
	(b)	Address of Issuer's Principal Executive Offices 1308 Moffett Park Drive, Sunnyvale, CA 94089

Item 2.
	(a)	Name of Person Filing Frank H. and Wynnette L. Levinson 1998 Revocable Trust
	(b)	Address of Principal Business Office or, if none, Residence 1308 Moffett Park Drive, Sunnyvale, CA 94089
	(c)	Citizenship United States
	(d)	Title of Class of Securities Common Stock, par value $0.001
	(e)	CUSIP Number 31787A101

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
Not Applicable.
Item 4.	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
	(a)	Amount beneficially owned: 40,281,879(3)(4)
	(b)	Percent of class: 20.0%
	(c)	Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote -0-
(ii) Shared power to vote or to direct the vote 40,281,879 (3)(4)
(iii) Sole power to dispose or to direct the disposition of -0-
(iv) Shared power to dispose or to direct the disposition of 40,281,879 (3)(4)

(3)  Frank H. Levinson and Wynnette Levinson, as trustees of the Frank H. and Wynnette L. Levinson 1998 Revocable Trust and owners of Seti Trading Co., Inc., may be deemed to beneficially own the shares of common stock of the issuer.

(4)  Includes 6,485,000 shares of the issuer held by Seti Trading Co., Inc., a family holding company owned by the Frank H. and Wynnette L. Levinson 1998 Revocable Trust, 100,000 shares held by Wynnette Levinson as custodian for a child who is a minor, and 33,696,879 shares held by the Frank H. and Wynnette L. Levinson 1998 Revocable Trust.

Item 5.	Ownership of Five Percent or Less of a Class
Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not Applicable.

Item 8.	Identification and Classification of Members of the Group
Not Applicable.

Item 9.	Notice of Dissolution of Group
Not Applicable.

Item 10.	Certification
Not Applicable.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 10, 2003
FRANK H. AND WYNNETTE L. LEVINSON 1998 REVOCABLE TRUST

/s/ Wynnette L. Levinson
Wynnette L. Levinson, Trustee

/s/ Frank H. Levinson
Frank H. Levinson, Trustee

Attention:  Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)

EXHIBIT INDEX

EXHIBIT REFERENCE	DESCRIPTION

A	Agreement to Jointly File Schedule 13G/A

AGREEMENT dated as of February 10, 2003 by and between Frank H. Levinson and Wynnette L. Levinson, both in their individual capacities and in their capacities as trustees for the Frank H. and Wynnette L. Levinson 1998 Revocable Trust (the “Trust”).

WHEREAS, pursuant to paragraph (k) of Rule 13d-1 promulgated under Subsection 13(d)(1) of the Securities Exchange Act of 1934, as amended (the “Act”), the parties hereto have decided to satisfy their filing obligations under the Act by a single joint filing:

NOW, THEREFORE, the undersigned hereby agree as follows:

1.                                       The Schedule 13G/A with respect to Finisar Corporation, to which this is attached as Exhibit A, is filed on behalf of the Trust, Frank H. Levinson and Wynnette Levinson.

2.                                       Each of Frank H. Levinson and Wynnette L. Levinson is responsible for the completeness and accuracy of the information concerning such person contained therein.

IN WITNESS WHEREOF, the undersigned hereunto set their hands as of the date first above written.

/s/ Frank H. Levinson
Frank H. Levinson

/s/ Wynnette L. Levinson
Wynnette L. Levinson